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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the notes thereto set forth in this offering memorandum, and the section titled "Operating and Financial Review and Prospects" in our 2012 Annual Report and the audited consolidated financial statements and the notes thereto set forth in such Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk factors" or in other parts of this offering memorandum.

        We issued interim financials for the nine months ended September 30, 2013 and 2012 to certain investors in conjunction with our convertible bond offering. These financials are available to all shareholders upon request.

Overview

        We are an Internet media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), Weibo.com (Weibo, or social media), SINA.cn (mobile portal and mobile apps), enable Internet users to access professional media and UGC in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

        SINA.com.    SINA.com offers distinct and targeted professional content on each of its region-specific websites and a range of complementary offerings. Over years, we have built a broad content network with thousands of professional media partners and accumulated a large mainstream user base, including well-educated, white-collar professionals.

        Weibo.com.    Based on an open platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform. In September 2013, Weibo has more than 60 million DAUs, with over 70% DAUs accessing Weibo via mobile devices.

        SINA.cn.    Our mobile portal, SINA.cn, provides information and entertainment content from SINA portal customized for mobile users. We have also developed a broad range of mobile apps such as SINA News, SINA Sports, SINA Finance and SINA Entertainment to complement our mobile offering.

        Through these properties and other product lines, we offer an array of online media and social networking services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. We offer both brand advertising services in display ad formats on SINA portal and Weibo, as well as performance-based online marketing solutions on Weibo, such as promoted feeds. We have developed and are continuously refining our social interest graph recommendation engine, which is based on Weibo user behaviors, including the people they follow, the comments they post and the interactions they make (like, repost, click, etc.) on Weibo. We believe such social interest graph recommendation engine is indicative of user interests and enhances our capability to provide more targeted online marketing solutions.

        The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009, when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in Internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in 2012, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, the launch of Weibo advertising solutions in the second quarter as well as the coverage of the London 2012 Olympics in the third quarter helped increased the demand for our online advertising in 2012. The success of our online advertising business is tied to the size and vitality of the China's economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

        Factors directly affecting the growth of our online advertising business include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our online advertising business also depends on our ability to react to risks and challenges, including:

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  our ability to adapt our content, product offerings and monetization model to the increasing usage of smart phones, tablets and other mobile devices and sustain the monetization of PC traffic while the proportion of Internet traffic shifts to mobile;

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  increasing competition in the core areas of our business, including mobile, video, portal verticals (including news, auto, finance and sports) and social media;

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  our ability to achieve sustainable revenue growth and profitability for our social media Weibo and fully implement and capitalize upon the strategic alliance between our affiliates and entities affiliated with the Alibaba Group;

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  our ability to continue to increase the strength of our brands and develop new brands successfully in the marketplace;

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  our ability to keep up with the rapid technological changes of the Internet industry and develop and introduce new products and services;

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  our ability to meet internal or external expectations of future performance;

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  the ability of the online advertising market in China to continue to grow and the rate of such growth;

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  China's complex legal system governing the Internet and advertising related industries;

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  the policy changes made by mobile operators in connection with our MVAS business;

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  the performance of our equity investments; and

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  the risks associated with our control over our variable interest entities.

        Our MVAS revenues have been declining in recent years due to continuous changes in mobile operator policies and fierce market competition. We expect this trend to continue in the near future, particularly as mobile users in China upgrade from feature phones to smartphones and the increased adoption of Wi-Fi connections and 3G/4G networks. Although we believe it is strategically important to stay in the MVAS business, we are shifting our resources away from MVAS to fee-based services, such as Weibo VAS, to address the changing demands in China.

        Despite our revenue growth in the last two years, our operating margin, excluding the goodwill impairment in 2011, has been declining. We have made significant investments in the development of our social media Weibo and other initiatives, such as expanding our online video offerings, growing online user traffic and attracting new advertisers and partners to better position us for the future. Such initiatives have increased our spending in product and partnership development, content purchases and infrastructure procurement.

        We expect to continue to increase our investments in Weibo and other products in absolute dollar terms in the near future, which may continue to hamper our gross margin and profitability.

        In October 2009, prior to CRIC's listing on the NASDAQ, we spun off our online real estate advertising business into our majority-owned subsidiary COHT and merged it with CRIC to form an online and offline real estate information and consulting platform in China. As a result of the spin-off, we stopped consolidating the financial results of COHT on October 1, 2009, and began to account for our interest in CRIC, one quarter in arrears, using the equity method of accounting. On April 20, 2012, upon the completion of CRIC's merger into E-House, our ordinary shares in CRIC were converted into E-House's ordinary shares, and we began to record our share of E-House's results one quarter in arrears also using the equity method of accounting.

        In April 2013, we entered into an agreement to form a strategic alliance between several of our affiliated entities, including PRC subsidiaries of Weibo, and several entities affiliated with Alibaba, including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. The strategic alliance is expected to generate approximately $380 million in advertising and social commerce services revenues in aggregate for us from 2013 to 2015, assuming the successful development of new products, business models and growth of effective traffic. Separately, Alibaba, through a wholly owned subsidiary, invested $586 million to purchase preferred and ordinary shares representing approximately 18% of Weibo on a fully diluted basis. We also granted an option to Alibaba to enable Alibaba to increase its ownership in Weibo up to 30% on a fully diluted basis at a mutually agreed valuation within a certain period of time in the future.

Critical Accounting Policies, Judgments and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these unaudited interim condensed consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenue recognition, the fair value accounting, the recognition of non-controlling interests, net income (loss) per share, goodwill and other intangible assets, equity investments, allowance for doubtful accounts, stock-based compensation, income taxes and foreign currency. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our unaudited interim condensed consolidated financial statements:

Revenue recognition

  Advertising

        Our advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) how the consideration of an arrangement should be allocated among potential multiple elements; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

  MVAS

        We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators not being met, we would have to record our MVAS revenues on a net basis.

        Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods' confirmation rates with operators and prior periods' discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months of historical rates if such historical average is available. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management's estimates, our revenues could be materially impacted.

        Changes in judgments on assumptions and estimates stated above for MVAS revenues could materially impact the timing and/or amount of revenue recognition.

  Fee-based revenues

        Fee-based services allow our users to subscribe to services on its websites including, membership fees, revenue share from game application developers, e-reading and paid personal/corporate email services. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

        The online game-related revenues are generated from selling virtual currency, which will later be converted by the game players into in-game credits (game tokens) that can be used to purchase virtual items in web games. We collect payments from the game players in connection with the sale of virtual currency and remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits. Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sales of virtual items net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically within a short period of time after the purchase of in-game credits.

        We have determined that the game developers are the primary obligors for the web game services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. We view the game developers to be our customers, and our primary responsibility is to promote the games of web developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log on, currency exchange and other related issue. Accordingly, we record online game revenues net of predetermined revenue sharing with the game developers.

        Web game revenue recognition involves certain management judgments, such as the determination of who is the principal in providing web game services and estimating the consumption date of in-game credits. We assess the estimated consumption period periodically, taking into consideration of the estimated user relationship on a game by game basis. Using different assumptions for calculating the revenue recognition of web games may cause the results to be significantly different. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the end-user behavior pattern.

Fair value

  Financial instruments

        All financial assets and liabilities are recognized or disclosed at fair value in the unaudited interim condensed consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

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  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

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  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

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  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and deferred revenues approximates fair value.

  Preferred shares, ordinary shares and investor option liability

        On April 29, 2013 (the "Transaction Date"), a wholly owned subsidiary of Alibaba Group Holding Limited ("Alibaba") purchased preferred and ordinary shares of Weibo, one of our subsidiaries, representing an ownership interest of 18% on a fully diluted basis. We also granted an option to Alibaba to enable it to increase its ownership in Weibo up to 30% on a fully-diluted basis at a mutually agreed valuation within a certain period of time in the future. In accordance with ASC subtopic 815-10, the call option is deemed legally detachable and separately exercisable from the Weibo preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of the underlying company, if any, it is not considered indexed to Weibo's own stock. The call option was recorded at fair value as of the grant date as investor option liabilities in the consolidated balance sheets and is marked to market each reporting period. The fair values of the preferred shares, ordinary shares and the call option granted to Alibaba were derived from the income approach by applying the discounted cash flow method based on management's best estimate of projected cash flow as of the Transaction Date. Determination of the estimated fair values requires complex and subjective judgments due to Weibo's limited financial and operating history, unique business risks and limited public information on companies in China similar to the Weibo business. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Non-controlling interests

        For our majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to SINA as the controlling shareholder.

The majority of our non-controlling interests relate to the operations of Weibo. To reflect the economic interest in Weibo held by non-controlling shareholders, Weibo's net income (loss) attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in our unaudited interim condensed consolidated statements of comprehensive income (loss). Pursuant to the liquidation terms and redemption terms of the preferred shares, any net income or loss by Weibo will not be allocated to the non-controlling preferred shareholders. Non-controlling interests are classified as a separate line item in the equity section of our unaudited interim condensed consolidated balance sheets and have been separately disclosed in our unaudited interim condensed consolidated financial statements to distinguish the interests from ours.

Net income (loss) per share

        Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and restricted share units, and conversion of zero-coupon, convertible, subordinated notes, and preferred shares, unless they were anti-dilutive. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, we take into account the effect on consolidated net income (loss) per share of dilutive shares of entities in which we hold equity interests, including equity investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo.

Goodwill and other long-lived assets

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We test goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In September 2011, the Financial Accounting Standards Board ("FASB") issued revised guidance on "Testing of Goodwill for Impairment," which provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. Commencing in January 2012, we adopted the option to apply the qualitative approach to assess its goodwill on the reporting unit of advertising business and other. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        Other long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

        Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Equity investments

        Equity investments are comprised of investments in publicly traded companies, privately held companies and limited partnerships. For equity investments over which we do not have significant influence, the cost method of accounting is used. For equity investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies that we have virtually no influence are accounted for using the cost method. We account for common-stock-equivalent equity investments and limited partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control using the equity method. We account for our investment in CRIC/E-House using the equity method of accounting. Following the acquisition date, we record our share of the results of CRIC one quarter in arrears within income (loss) from equity investments. CRIC completed the privatization transaction, merged into and became a 100% subsidiary of E-House on April 20, 2012. Ordinary shares of CRIC held by us were converted to ordinary shares of E-House upon the completion of the transaction. Following the share conversion, we have recorded our share of results of E-House one quarter in arrears with income (loss) from equity investments.

        We assess our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue models are still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether an identified impairment is other-than-temporary. If an impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the condensed consolidated statements of comprehensive income (loss).

        Our investments in marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our unaudited interim condensed consolidated balance sheets or as a realized loss in the consolidated statements of comprehensive income (loss).

Allowance for doubtful accounts

        We maintain an allowance for doubtful accounts which reflect our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations.

Stock-based compensation

        Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the estimated fair value of share options. The determination of the estimated fair value of stock-based compensation awards on the grant date using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. Shares of our subsidiaries, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies had been available, the replacement cost method, or a weighted blend of these approaches if more than one is applicable. Determination of estimated fair value of our subsidiaries requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to ours. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method were used, the change in our stock-based compensation expense could adversely affect our gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.

        Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.

        We recognize the estimated compensation cost of performance-based restricted share units based on the fair value of our ordinary shares on the date of the grant. The rewards are earned upon attainment of identified performance goals. We recognize the compensation cost, net of forfeitures, over the performance period. We also adjust the compensation cost based on the profitability of performance goal achievement at the end of each reporting period.

Taxation

  Income tax

        We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our consolidated statements of comprehensive income (loss). Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations.

  Uncertain tax positions

        In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

  Withholding tax

        In accordance with accounting guidance, undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary that demonstrate that remittance of the earnings will be postponed indefinitely. The current policy allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Based on the EIT Law, which became effective on January 1, 2008, such policy would require us to indefinitely reinvest all earnings made in China since 2008 onshore or be subject up to 10% in withholding tax should we decides to distribute earnings accumulated since 2008 offshore.

  Transition from PRC Business Tax to PRC Value Added Tax

        Pursuant to the Pilot Program launched by the PRC government, a value-added tax ("VAT") was initially implemented in Shanghai starting January 1, 2012 to replace the business tax in certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Commenced from August 1, 2013, the Pilot Program was expanded to all regions in PRC.

        Business Tax had been imposed primarily on revenues from the provision of taxable services, assignments of intangible assets and transfers of real estate. Prior to the implementation of the Pilot Program, our Business Tax rates, which vary depending upon the nature of the revenues being taxed, generally ranged from 3% to 5%. Under the Pilot Program, our advertising revenues (starting from January 1, 2012 in Shanghai and September 1, 2012 in Beijing, respectively) and game revenues (starting from December 1, 2012) are now subject to a VAT of 6%. Our MVAS revenues are not within the scope of the Pilot Program and, thus, are still subject to business tax. VAT payable on goods sold or taxable on labor services for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income (loss) for the nine months ended September 30, 2013.

Foreign currency

        Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity's functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity's functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of comprehensive income (loss), while impact from exchange rate changes related to translating a foreign entity's financial statements from its functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of functional currency or timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

Recent accounting pronouncements

        In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

Operating Results

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Net revenues

	Year Ended December 31,						Nine Months Ended September 30,
	2012		2011		2010		2013		2012
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(in thousands of dollars, except for percentages)
Advertising	$412,928	78%	$368,805	76%	$290,814	72%	$366,424	78%	$302,262	77%
MVAS	$69,008	13%	$83,457	18%	$86,183	22%	$49,237	11%	$55,765	14%
Other	$47,393	9%	$30,567	6%	$25,620	6%	$52,427	11%	$32,176	9%

	$529,329	100%	$482,829	100%	$402,617	100%	$468,088	100%	$390,203	100%

        Total net revenues increased by 20% from $390.2 million for the nine months ended September 30, 2012 to $468.1 million for the nine months ended September 30, 2013, primarily due to the growth of online advertising revenues and, to a lesser extent, other non-advertising revenues, partially offset by the decline in MVAS revenues.

  Advertising

        Advertising revenues increased 21% from $302.3 million for the nine months ended September 30, 2012 to $366.4 million for the nine months ended September 30, 2013, which was mainly due to the growth of Weibo advertising revenues. Substantially all of our advertising revenues are generated from China. Our top ten customers in the aggregate accounted for approximately 18% and 25% of our advertising revenues in China for the nine months ended September 30, 2012 and 2013, respectively. Automobile, fast-moving consumer goods, Internet services, financial services, IT and telecommunication were our top advertising sectors in the nine months ended September 30, 2012 and 2013, accounting for approximately 85% and 86% of our advertising revenues in China, respectively.

        Weibo Advertising.    During 2012, we began testing advertising on our Weibo platform. For the most part, advertising revenues on Weibo were derived from display advertising, which was primarily priced based on CPM (cost per mile meaning per thousand impressions).The traffic volume of Weibo as a social media is determined by the number of active users as well as the occurrence of popular news events. Our average daily active users for September 2013 were over 60 million, an increase of approximately 42% over the same period in 2012. Advertising revenues from Weibo for the nine months ended September 30, 2013 grew 211% from the same period in 2012 to $92.4 million, or 25% of our total advertising revenues.

        Portal Advertising.    One of the growth drivers of our advertising business is the migration of advertising dollars from offline traditional media to online media. Unlike search and other performance-based advertising models, brand advertising on our portal properties, or portal advertising, is priced primarily based on time, similar to those of traditional media companies. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as the brand strength, market influence and user quality of the offering website. We maintain a variety of traffic metrics for our Internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these reasons and others, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our advertising revenues based on any particular traffic metric.

  MVAS

        MVAS revenues decreased 12% from $55.8 million for the nine months ended September 30, 2012 to $49.2 million for the nine months ended September 30, 2013. Our MVAS revenues, consisting of 2G and 2.5G products, have been declining in recent years due to changes in operator policies, which have significantly reduced our ability to acquire new MVAS subscribers and increased the churn rate of our existing monthly MVAS subscribers. As the market in China has shifted toward 3G and Wi-Fi enabled smartphones, we are deemphasizing the low-margin 2G and 2.5G product lines and investing most of our mobile efforts into product lines suitable for such new environment, such as Weibo VAS.

  Other non-advertising

        Other non-advertising revenues grew 63% from $32.2 million for the nine months ended September 30, 2012 to $52.4 million for the nine months ended September 30, 2013, primarily due to the increase in Weibo VAS revenues. Weibo VAS revenues, mainly composed of revenue share from game developers who have placed their online games on the Weibo game platform and Weibo VIP membership fees, grew 218% from $7.7 million for the nine months ended September 30, 2012 to $24.5 million for the nine months ended September 30, 2013.

Costs of revenues

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012	YOY
	(in thousands of dollars, except for percentages)
Advertising	$195,324	$157,458	$116,295	$159,015	$146,566	8%
MVAS	$41,935	$53,235	$49,612	$33,450	$34,717	(4)%
Other	$10,673	$4,655	$2,503	$8,546	$6,888	24%

	$247,932	$215,348	$168,410	$201,011	$188,171	7%

        Costs of revenues increased 7% from $188.2 million for the nine months ended September 30, 2012 to $201.0 million for the nine months ended September 30, 2013.

  Advertising

        Costs of advertising revenues consist primarily of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, labor-related costs, stock-based compensation and equipment depreciation expenses. Costs of advertising revenues also include 6.7% VAT and surcharges (business tax and surcharges of 5.6% before the implementation of the Pilot Program) and 3% cultural business construction fees on advertising revenues from China.

        Costs of advertising revenues increased 8% from $146.6 million for the nine months ended September 30, 2012 to $159.0 million for the nine months ended September 30, 2013. The increase was mainly due to the increase in VAT of $6.0 million, direct labor costs of $5.7 million, stock-based compensation of $3.2 million and bandwidth costs of $3.0 million, partially offset by the decrease in content fees of $5.5 million. Direct labor costs increased resulting from an increase in production-related headcount as well as salary increases in general. Bandwidth costs increased primarily due to traffic growth, particularly from products such as Weibo and SINA Video. VAT and advertising serving costs increased as a result of higher revenues. The year-over-year decrease in content fees was primarily due to the one-time licensing of special content related to the 2012 Olympic Games.

  MVAS

        Costs of MVAS revenues mainly consist of the fees paid to mobile operators for the billing, transmission and collection of MVAS revenues, fees or royalties paid to MVAS content and service providers and business taxes and surcharges levied in the PRC, totaling approximately 3.4%. Costs of MVAS revenues declined 4% from $34.7 million for the nine months ended September 30, 2012 to $33.5 million for the nine months ended September 30, 2013, resulting from a decline in year-over-year MVAS revenues, which was partially offset by the higher fees paid to content and service providers.

  Other non-advertising

        Costs of other non-advertising revenues include the costs for providing fee-based services and turnover taxes and surcharges levied in the PRC, totaling approximately 6.7% (business tax and surcharges of 5.6% before the implementation of the Pilot Program). Costs of other non-advertising revenues increased 24% from $6.9 million for the nine months ended September 30, 2012 to $8.5 million for the nine months ended September 30, 2013, which is consistent with the year-over-year increase in non-advertising revenues.

Gross margins

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
Gross margins:
Advertising	53%	57%	60%	57%	52%
Non-advertising:	55%	49%	53%	59%	53%
MVAS	39%	36%	42%	32%	38%
Others	77%	85%	90%	84%	79%
Overall	53%	55%	58%	57%	52%

        Overall gross margin increased from 52% for the nine months ended September 30, 2012 to 57% for the nine months ended September 30, 2013.

  Advertising

        Advertising gross margin increased from 52% for the nine months ended September 30, 2012 to 57% for the nine months ended September 30, 2013, mainly due to the increase in revenues without proportional increase in related costs.

  MVAS

        MVAS gross margin decreased from 38% for the nine months ended September 30, 2012 to 32% for the nine months ended September 30, 2013, primarily due to higher fees paid to content and service providers.

  Other non-advertising

        The gross margin for other non-advertising revenues increased from 79% for the nine months ended September 30, 2012 to 84% for the nine months ended September 30, 2013, primarily due to the increase in revenue mix from higher margin product lines, such as Weibo VAS.

Operating expenses

	Year Ended December 31,						Nine Months Ended September 30,
	2012		2011		2010		2013		2012
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(In thousands of dollars, except percentages)
Sales and marketing	$142,342	27%	$135,867	28%	$77,996	19%	$113,946	24%	$107,654	28%
Product development	$108,062	21%	$65,533	14%	$34,048	8%	$108,614	23%	$79,554	20%
General and administrative	$39,397	7%	$30,121	6%	$22,585	6%	$49,059	11%	$28,817	7%
Goodwill impairment	—	—	$68,891	14%	—	—	—	—	—	—
Amortization of intangible assets	$144	*	$731	*	$3,335	1%	$312	*	$132	*

	$289,945	55%	$301,143	62%	$137,964	34%	$271,931	58%	$216,157	55%

*
Less than 1%

        Operating expenses increased 26% year-over-year for the nine months ended September 30, 2013, mainly due to an increase in employee-related expenses associated with new hires, annual salary increases and stock-based compensation.

  Sales and marketing

        Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing as a percentage of net revenues was 28% and 24% for the nine months ended September 30, 2012 and 2013, respectively. Sales and marketing expenses increased 6% from $107.7 million for the nine months ended September 30, 2012 to $113.9 million for the nine months ended September 30, 2013. The increase was primarily due to an increase in stock-based compensation of $5.1 million, employee-related expenses of $2.2 million associated with new hires and salary increases. We expect our sales and marketing expenses to continue to increase in absolute dollar terms in the near future.

  Product development

        Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for the enhancements to and maintenance of our websites, as well as costs associated with new product development and enhancements for products such as social media, blog and online video. Product development as a percentage of net revenues was 20% and 23% in the nine months ended September 30, 2012 and 2013, respectively. Product development expenses increased 37% from $79.6 million for the nine months ended September 30, 2012 to $108.6 million for the nine months ended September 30, 2013. The increase was primarily due to the increases in payroll-related expenses of $17.2 million resulting from new hires and salary increases, stock-based compensation of $7.5 million and infrastructure-related expenses of $1.1 million resulting from traffic growth. The increase in product development expenses was mostly related to the development and support of our social media Weibo. We expect our product development expenses to continue to increase in absolute dollar terms in the near future.

  General and administrative

        General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 7% and 11% for the nine months ended September 30, 2012 and 2013, respectively. General and administrative expenses increased 70% from $28.8 million for the nine months ended September 30, 2012 to $49.1 million for the nine months ended September 30, 2013. The increase was mainly due to an increase in stock-based compensation expenses of $12.0 million, payroll-related expenses of $4.3 million resulting from new hires and salary increases and provision for doubtful accounts of $3.7 million. We expect our general and administrative expenses to continue to increase in absolute dollar terms in the near future.

  Interest and other income (expense), net

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
	(in thousands of dollars)
Interest income	$17,037	$13,739	$7,394	$13,194	$12,602
Other income (expense)	$(239)	$2,588	$1,410	$2,710	$99

	$16,798	$16,327	$8,804	$15,904	$12,701

        Compared to the same period of 2012, interest income for the nine months ended September 30, 2013 increased primarily as a result of higher cash, cash equivalent and short-term investment balance as well as higher interest yields, particularly from USD-denominated deposits. Interest income may be flat or decline in the near future as bank deposits with higher yields are not widely available, and we may decide to increase our liquidity.

        Other income (expense) consists primarily of net currency transaction gain (loss) from the appreciation (depreciation) of the RMB against the U.S. dollar. We recorded a net currency transaction loss of $0.3 million for the nine months ended September 30, 2012 and a net currency transaction gain of $0.9 million for the nine months ended September 30, 2013, respectively. For the nine months ended September 30, 2013, other income (expense) also included $1.5 million related to the change in fair value of investor option liability since April 29, 2013, the Transaction Date of Alibaba's investment in Weibo.

  Income (loss) from equity investments, net

        We use the equity method to account for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control, and recorded its share of results of these investments one quarter in arrears within income (loss) from equity investments.

        For the nine months ended September 30, 2012 and 2013, we recorded a loss of $10.9 million and $1.6 million, respectively, from our investment in CRIC/E-House. Loss from equity investment in CRIC/E-House declined year-over-year due to the improvement of government policy environment over the Chinese real estate sector. We recorded an income of $4.5 million and $7.7 million for the nine months ended September 30, 2012 and 2013, respectively, from our other equity investments accounted for under the equity method.

  Gain (loss) on sale of investments

        The following summarizes gain and loss from the sale of our investments:

	Year Ended December 31,				Nine Months Ended September 30,
	2012		2011	2010	2013	2012
	(in thousands of dollars, except for percentages)
CRIC/E-House	$45,318	(1)	—	—	$(10,205)	$45,318	(1)
TUDOU	$10,245		—	—	—	$10,245
Others	—		—	—	$3,096	—

	$55,563		—	—	$(7,109)	$55,563

% of total net revenues	10%		—	—	(2)%	14%

(1)
Including an immaterial amount of equity investment gain for the period from April 1, 2012 to April 20, 2012.

        In 2012, we recognized a gain of $45.3 million resulting from the merger of CRIC into E-House as well as a gain of $10.2 million resulting from sale of Tudou shares in March 2012 and from Tudou's merger with Youku in August 2012.

        The loss of $10.2 million in the investment in E-House for the nine months ended September 30, 2013 was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share.

  Investment impairment

        In 2012, based on our other-than-temporary impairment assessment, we recorded an $8.4 million charge to write down our equity investment in MCOX, based on MCOX's closing stock price of $0.99 per ADS on June 30, 2012 and $0.61 per ADS on September 30, 2012 before the change of MCOX's ADS to share ratio from 1:7 to 1:35 on February 1, 2013. As a part of our impairment assessment of other investments, we also recorded charges of $8.6 million and $1.5 million relating to the carrying value of our investments under the cost method and equity method, respectively.

        For the nine months ended September 30, 2013, we recognized an other-than-temporary impairment loss of $3.5 million on our equity investments under the cost method.

  Income tax expense

        Our income tax expense was assessed based on the income from the operations in China. Income tax expense increased from $1.4 million to $8.5 million, for the nine months ended September 30, 2012 and 2013, respectively.

  Net income (loss)

        As a result of the foregoing, our net income (loss) for the nine months ended September 30, 2012 and 2013 was $29.7 million and $(2.1) million, respectively.

  Net income attributable to SINA

        Our net income attributable to SINA for the nine months ended September 30, 2012 and 2013 was $29.4 million and $0.7 million, respectively.

Liquidity and Capital Resources

	As of December 31,			As of September 30,
	2012	2011	2010	2013
	(in thousands of dollars)
Cash, cash equivalents and short-term investments	$713,598	$673,475	$882,835	$1,217,928
Working capital	$658,318	$627,167	$760,635	$1,091,462
SINA shareholders' equity	$1,136,670	$1,055,670	$1,239,308	$1,214,357

        As of December 31, 2012 and September 30, 2013, our accumulated earnings were $301.0 million and $301.7 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2012 and September 30, 2013 were $713.6 million and $1,217.9 million, respectively. The increase in cash, cash equivalents and short-term investments was primarily attributable to the receipt of proceeds from the sale of non-controlling interests in Weibo and the net cash inflow from operating activities.

        We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        Because a significant amount of our future revenues may be in the form of Chinese RMB, our inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China, any delays in receiving such approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which could have a material adverse effect on our financial condition, results of operations and liquidity. See "Risk Factors — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China."

        The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
	(In thousands of dollars)
Net cash provided by (used in) operating activities	$32,614	$66,524	$116,595	$49,966	$(869)
Net cash used in investing activities	(351,947)	(218,214)	(235,910)	(231,694)	(293,959)
Net cash provided by financing activities	4,296	13,534	11,977	545,802	8,617
Effect of exchange rate changes on cash and cash equivalents	883	8,517	4,534	2,465	(668)

Net increase (decrease) in cash and cash equivalents	(314,154)	(129,639)	(102,804)	366,539	(286,879)
Cash and cash equivalents at beginning of period	513,980	643,619	746,423	199,826	513,980

Cash and cash equivalents at end of period	$199,826	$513,980	$643,619	$566,365	$227,101

  Operating activities

        Net cash provided by operating activities for the nine months ended September 30, 2013 was $50.0 million. This was mainly attributable to depreciation of $25.4 million, non-cash expenses including stock-based compensation of $14.4 million, allowance for doubtful accounts of $7.1 million, investment impairment, loss on sales of investment of $10.6 million, and a net increase in cash from working capital items of $1.7 million, partially offset by our net loss of $2.1 million, net income from our investment of $6.0 million and change in fair value of investor option liability of $1.5 million. The net increase in working capital items was mainly due to the increase in accrued liabilities and income tax payable and decrease in prepaid and other current assets, partially offset by the increase in accounts receivable and other assets, and decrease in deferred revenue. Accrued liabilities included content fees, business taxes payable, sales rebate, payable to employees and marketing expenses.

  Investing activities

        Net cash used in investing activities for the nine months ended September 30, 2013 was $231.7 million. This was a result of the purchase of short-term investments of $1,114.6 million, equipment purchases of $60.6 million, prepayments on equity investments of $32.2 million, and the cash paid for a business acquisition of $4.7 million, partially offset by the maturities of short-term investments of $976.6 million and disposal of investments of $3.8 million.

  Financing activities

        Net cash provided by financing activities for the nine months ended September 30, 2013 was $545.8 million, which mostly consisted of net proceeds received from Alibaba for the sale of non-controlling interests in Weibo.

  Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations as of September 30, 2013:

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(In thousands of dollars)
Operating leases obligations	$48,288	$19,785	$26,719	$1,784	—
Purchase commitments	293,078	194,135	97,721	801	421

Total contractual obligations	$341,366	$213,920	$124,440	$2,585	$421

        Operating lease commitments include the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2017. For the nine months ended September 30, 2012 and 2013, rental expense was $13.2 million and $14.6 million, respectively. The majority of the commitments are from our office lease agreements in China.

        Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities. In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 106,500 square meters and the aggregate construction cost is expected to be in the range of $160-180 million, to be paid in installments over the construction period.

        There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecommunication value-added services in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, we might be required to limit the scope of its operations in China, and this could have a material adverse effect on our financial position, results of operations and cash flows.

        There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are likely to have, a material impact on our financial position, results of operations or cash flow.

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Exhibit 99.2